Mail Stop 3561

March 22, 2007

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent, Suite 1000
Broomfield, CO 80021

Re: **Vail Resorts, Inc.**
        File No. 001-09614
        Form 10-K: For the Fiscal Year Ended July 31, 2006

Dear Mr. Jones:

        We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended July 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

1. We note that you have reported the aggregate gains and losses associated with the sale of certain resort properties as non-operating gains and losses in your consolidated statements of operations for the periods ended July 31, 2006 and July 31, 2005. However, it would appear that the gains or losses attributed to the property disposals should be treated analogous to gains or losses incurred upon

the disposal of an asset group. As such, please tell us why you believe it is appropriate to include the gains and losses recognized upon the disposal of your resort properties in the non-operating income/ expense section of your statement of operations, rather than in "Income from operations." Alternatively, please reflect the gains and losses from the sale of your resort properties in "Income from operations." Refer to paragraph 45 of SFAS No. 144 for further guidance.

Consolidated Statements of Cash Flows

2. We note that you report cash used for "Investments in real estate" as an investing activity in your statement of cash flows. However, the basis for your classification of the cash used for real estate development is not clear. In this regard, we note that your company actively participates in real estate development as a part of its operations, as evidenced by your real estate segment. Furthermore, it appears that you may report certain cash inflows associated with your real estate development activities, such as cash payments received and accounted for under the "deposit method" (i.e., deferred real estate credits) and "non-cash cost of real estate sales," in the operating activities section of your cash flow statement. Given the aforementioned factors, please tell us why you believe it is appropriate to classify cash outflows related to investments in real estate as investing activities. As a part of your response, tell us what consideration you have given to the guidance outlined in paragraph 25 of SFAS No. 102.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

General

3. You state in the "Business" section of your Form 10-K that you offer innovative frequent guest programs. Please tell us and revise your significant accounting policies to disclose your accounting policy for volume-based sales incentive programs.

10. Put and Call Options

4. We note that beginning August 1, 2007, and each year thereafter, GSSI will have the right to put 100% of its remaining interest in SSV to your company during certain periods of each year. We also note that the dollar amount for which GSSI's put option may be settled appears to be variable, given that the option price is based upon the trailing twelve month EBITDA of SSV for the fiscal period ended prior to the commencement of the put period. As such, in future filings, please disclose the estimated price at which the put option could be expected to be settled on the balance sheet date.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief